QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(IN THOUSANDS, EXCEPT RATIO DATA)

	Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)
Ratio of eanrings to combined fixed charges and preferred stock dividends	(2)	(2)	(2)	(2)	(2)

(1)
During each of these periods, our earnings were less than our fixed charges. The amount of such deficiency was approximately $9.7 million, $12.0 million, $12.9 million, $14.5 million and $18.5 million for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

(2)
During each of these periods, the Company had no preferred stock outstanding.

QuickLinks

  EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (IN THOUSANDS, EXCEPT RATIO DATA)